

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 12, 2016

Via E-mail
Mr. Bryan K. Davis
Principal Financial Officer
Brookfield Property Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

Re: Brookfield Property Partners L.P.
Form 20-F for the fiscal year ended December 31, 2015
Filed March 17, 2016
File No. 001-35505

Dear Mr. Davis:

We have reviewed your September 16, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2016 letter.

Form 20-F for the year ended December 31, 2015

Financial statements analysis, page 60

1.   We note your response to our prior comment number one. Please explain to us how you determined that a 5 basis point change in your discount and capitalization rates is appropriate for your sensitivity analysis.

2.   Please tell us how you determined it was not necessary to include a sensitivity analysis based on reasonably likely changes in significant unobservable inputs used in determining your estimated current year and expected future cash flows. Please refer to paragraph 129 of IAS 1.

Segment performance, page 68

3.   We note your response to our prior comment number two. We continue to evaluate your response.

Notes to the Consolidated Financial Statements

Note 7. Investment Properties, page F-27

4.   It appears that estimated current year and expected future cash flows are used to determine the fair values of your investment properties. Please clarify for us if any inputs into your estimated current year or expected future cash flows are significant unobservable inputs. To the extent you have identified any additional inputs as significant unobservable inputs, please revise future filings to provide quantitative information about these inputs in accordance with paragraph 93(d) of IFRS 13. To the extent you have determined that there are not any additional significant unobservable inputs, please tell us how you made that determination.

        You may contact Peter McPhun at 202-551-3581 or me at 202-551-3295 with any questions.

                                        Sincerely,

                                        /s/ Jennifer Monick

                                        Jennifer Monick
                                        Assistant Chief Accountant
                                        Office of Real Estate and
                                        Commodities